SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 3 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALBEMARLE CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

012653 10 1

(CUSIP NUMBER)

Floyd D. Gottwald, Jr.

William M. Gottwald

John D. Gottwald

James T. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-6000

(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

Allen C. Goolsby, Esq.

Hunton & Williams LLP

Riverfront Plaza - East Tower

951 East Byrd Street

Richmond, Virginia 23219

January 20, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Check the following box if a fee is being paid with this statement  ☐.

CUSIP NO. 012653 10 1	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Floyd D. Gottwald, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,160,754 8 SHARED VOTING POWER 3,500,000 9 SOLE DISPOSITIVE POWER 1,160,754 10 SHARED DISPOSITIVE POWER 3,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,660,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 181,377 shares held by foundation	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.12%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 12 Pages

CUSIP NO. 012653 10 1	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William M. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,134,659 8 SHARED VOTING POWER 1,699,231 9 SOLE DISPOSITIVE POWER 1,134,659 10 SHARED DISPOSITIVE POWER 1,693,863

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,828,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.13%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 12 Pages

CUSIP NO. 012653 10 1	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John D. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 502,474 8 SHARED VOTING POWER 1,560,365 9 SOLE DISPOSITIVE POWER 502,474 10 SHARED DISPOSITIVE POWER 1,560,365

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 12 Pages

CUSIP NO. 012653 10 1	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 483,372 8 SHARED VOTING POWER 1,714,196 9 SOLE DISPOSITIVE POWER 483,372 10 SHARED DISPOSITIVE POWER 1,714,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,197,568
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.79%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 12 Pages

* This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D initially filed on February 23, 2001 with the Securities and Exchange Commission (the “SEC”) by Floyd D. Gottwald, Jr. and his sons, William M. Gottwald, John D. Gottwald and James T. Gottwald (collectively, the “Gottwalds”), as previously amended by Amendment No. 1 thereto filed with the SEC by the Gottwalds on March 31, 2003 and Amendment No. 2 thereto filed with the SEC by the Gottwalds on October 20, 2004 (such Schedule 13D as previously amended, the “Schedule 13D”), with respect to shares of common stock, $.01 par value (the “Common Stock”), of Albemarle Corporation (the “Issuer”). The purpose for the filing of this Amendment No. 3 is to update the reported holdings of the Issuer’s Common Stock by the Gottwalds. There is no agreement among the Gottwalds with respect to the voting or disposition of their shares of the Issuer’s Common Stock.

Item 1. Security and Issuer.

This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.

Item 2. Identity and Background.

This statement on Schedule 13D is being filed on behalf of the Gottwalds.

(a)-(c) The business address of Floyd D. Gottwald, Jr. is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of Floyd D. Gottwald, Jr. is Vice Chairman of the Board and Chairman of the Executive Committee of the Issuer.

The business address of William M. Gottwald is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of William M. Gottwald is Chairman of the Board of the Issuer.

The business address of John D. Gottwald is 1100 Boulders Parkway, Richmond, Virginia 23225. The present principal occupation/employment of John D. Gottwald is Chairman of the Board of Tredegar Corporation (“Tredegar”). The address of Tredegar’s principal business office is 1100 Boulders Parkway, Richmond, Virginia 23225.

The business address of James T. Gottwald is 3600 River Road West, Goochland, Virginia 23063. The present principal occupation/employment of James T. Gottwald is farming.

(d)-(e) During the last five years, none of the Gottwalds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Gottwalds are citizens of the United States of America.

Page 6 of 12 Pages

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment No. 3 relates only to the disposition of shares of the Issuer’s Common Stock as described in Item 4.

Item 4. Purpose of Transaction.

On October 13, 2004, the Issuer filed with the SEC a Registration Statement on Form S-3 (the “Registration Statement”), with respect to the possible sale by the Issuer of its debt securities, preferred stock and Common Stock, with an aggregate initial public offering price of up to $700,000,000, in one or more offerings. The Registration Statement also included an aggregate of 1,600,000 shares of the Issuer’s Common Stock beneficially owned by the Gottwalds to be sold in one or more offerings. The 1,600,000 shares of the Issuer’s Common Stock include 600,000 shares beneficially owned by William M. Gottwald, John D. Gottwald and James T. Gottwald, as trustees under Floyd, Jr.’s Trust (the “Trust”) under the will of Floyd D. Gottwald, 500,000 shares beneficially owned by John D. Gottwald and 500,000 shares beneficially owned by Westham Partners, L.P. (“Westham Partners”). Floyd D. Gottwald, Jr. and Conagret Corporation are the general partners of Westham Partners. William M. Gottwald is the president of Conagret Corporation. The Trust, John D. Gottwald and Westham Partners are referred to collectively herein as the “Selling Shareholders.”

On January 13, 2005, the Selling Shareholders entered into an Underwriting Agreement, dated as of January 13, 2005 (the “Underwriting Agreement”), among the Issuer, the Selling Shareholders and Bear, Stearns & Co. Inc., UBS Securities LLC and Banc of America Securities LLC and the other several underwriters named in Schedule I thereto (the “Underwriters”), pursuant to which the Issuer and the Selling Shareholders agreed to sell and the Underwriters agreed to purchase, subject to the terms and conditions set forth in the Underwriting Agreement, an aggregate of 4,488,420 shares of the Issuer’s Common Stock, 4,000,000 of which were offered by the Issuer and 488,420 of which were offered by the Selling Shareholders, at a public offering price of $34.00 per share (the “Common Stock Offering”). The 488,420 shares of the Issuer’s Common Stock offered by the Selling Shareholders include 93,050 shares beneficially owned by the Trust, 200,000 shares beneficially owned by John D. Gottwald and 195,370 shares beneficially owned by Westham Partners. Under the terms of the Underwriting Agreement, the Issuer also granted the Underwriters an option to purchase up to an additional 673,000 shares of the Issuer’s Common Stock to cover over-allotments, if any. The Underwriting Agreement contains customary representations, warranties and agreements of the Issuer and the Selling Shareholders, conditions to closing, indemnification rights and obligations of the parties and termination provisions. A copy of the Underwriting Agreement is included as Exhibit 1 hereto and incorporated herein by reference. The completion of the Common Stock Offering occurred on January 20, 2005.

Other than as disclosed above and except for occasional gifts and other transactions among family members, (i) the Gottwalds intend to hold for investment the shares of the Issuer’s Common Stock that they own and (ii) the Gottwalds have no present plans to acquire additional shares, or to dispose of any shares, of the Issuer’s Common Stock, but reserve the right to buy or sell from time to time.

Page 7 of 12 Pages

The Gottwalds do not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor do they have any plans (i) to sell or transfer a material amount of the Issuer’s assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors or management of the Issuer, (iv) to make any other material change in the Issuer’s business or corporate structure, (v) to make any change in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (viii) any action similar to any of those described in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	8,724,797 shares of Common Stock of the Issuer are owned beneficially by the Gottwalds, constituting 18.85% of such shares outstanding.1/

If all 1,111,580 remaining shares of the Issuer’s Common Stock beneficially owned by the Gottwalds that are included in the Registration Statement are sold, it is expected that the Gottwalds will beneficially own an aggregate of 7,613,217 shares of the Issuer’s Common Stock, constituting 16.45% of such shares outstanding.

(b)	Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote - 4,987,520 2/
(ii)	shared power to vote or to direct the vote - 3,737,277 3/
(iii)	sole power to dispose of or to direct the disposition of - 4,987,520 2/
(iv)	shared power to dispose of or to direct the disposition of 3,737,277 3/

1/	The filing of this statement on Schedule 13D shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Exchange Act, the Gottwalds are the beneficial owners of the 3,932,647 shares described in Items 5(b)(ii) and (iv).
2/	The sons of Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald, beneficially own 2,828,522 shares (6.13%), 2,062,839 shares (4.49%) and 2,197,568 shares (4.79%), respectively, of the Issuer’s Common Stock. The overlap in beneficial ownership caused by certain shared trust relationships has been eliminated in calculating the shares described in Items 5(a), (b)(i) and (b)(iii) above.
3/	This amount does not include shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated as Trustee under the savings plan of the Issuer for its employees for the benefit of employees other

Page 8 of 12 Pages

than the Gottwalds. It also does not include shares held by Frank Russell Trust Company, as Trustee for the Tredegar Corporation Retirement Savings Plan. Shares held by the Trustee under the Issuer’s savings plan for the benefit of the Gottwalds are included in Items (5)(b)(i)-(iv) above. Shares held under the savings plans of the Issuer and Tredegar Corporation are voted by the Trustees in accordance with instructions solicited from employees participating in the plans. If a participating employee does not give the Trustees voting instructions, his or her shares are generally voted by the Trustees in accordance with the recommendations of the Issuer’s Board of Directors to its shareholders. Because the Gottwalds are executive officers, directors and the largest shareholders of the Issuer, they may be deemed to have the capacity to control any such recommendation of the Issuer’s Board of Directors.

(c)	Other than the sale of 488,420 shares of Common Stock in the Common Stock Offering described in Item 4, the acquisition of minor amounts of Common Stock pursuant to the employee benefit plans of the Issuer and the disposition of minor amounts of Common Stock as gifts, the Gottwalds have not engaged in any transactions in the Issuer’s Common Stock in the past 60 days.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 3,737,277 shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule is filed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This statement on Schedule 13D is being filed on behalf of the Gottwalds because they could be deemed to be a group for purposes of Rule 13d-1(c) and this statement on Schedule 13D even though there is no agreement between or among them with respect to the purchase, sale or retention of the Issuer’s Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Gottwalds and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Underwriting Agreement, dated as of January 13, 2005, among Albemarle Corporation, the shareholders of Albemarle Corporation listed on Schedule II thereto and Bear, Stearns & Co. Inc., UBS Securities LLC and Banc of America Securities LLC and the other several underwriters named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to Albemarle Corporation’s Current Report on Form 8-K (File No. 1-12658) filed on January 20, 2005).

Page 9 of 12 Pages

Exhibit 2	Agreement between Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald with respect to the filing of this Amendment No. 3 to Schedule 13D.

Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 25, 2005	/s/ Floyd D. Gottwald, Jr.
Floyd D. Gottwald, Jr.

/s/ William M. Gottwald
William M. Gottwald

/s/ John D. Gottwald
John D. Gottwald

/s/ James T. Gottwald
James T. Gottwald

Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit 1	Underwriting Agreement, dated as of January 13, 2005, among Albemarle Corporation, the shareholders of Albemarle Corporation listed on Schedule II thereto and Bear, Stearns & Co. Inc., UBS Securities LLC and Banc of America Securities LLC and the other several underwriters named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to Albemarle Corporation’s Current Report on Form 8-K (File No. 1-12658) filed on January 20, 2005).

Exhibit 2	Agreement between Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald with respect to the filing of this Amendment No. 3 to Schedule 13D.

Page 12 of 12 Pages